SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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In the Matter of
                                                CERTIFICATE
New Century Energies, Inc.
                                                          OF
File No. 70-9397
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

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      This Certificate of Notification is filed by New Century Energies, Inc.
("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated April 7, 1999 (HCAR No. 27000) (the "Order") in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from April 1, 1999 through June 30, 1999 (the "Second Quarter").



a.) The sale of any Common Stock by NCE and the purchase price per share and the market price per share at the date of the agreement of sale.
     None.

b.) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NCE's dividend reinvestment plan
     and benefit plans.   NCE issued 276,622 shares under its dividend
     reinvestment plan and 40,664 shares under its employee benefit plans.

c.) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.
     None.

d.) The names of the guarantors and of the beneficiaries of any NCE or Subsidiary Guarantee issued during the quarter, and the amount, term and purpose of the guarantee. The following guarantees were issued during the Second Quarter of 1999.

Guarantor    Benefiting        Amount        Matures       Purpose
             Subsidiary
--------------------------------------------------------------------------------
NCE          e prime, inc.     $5,000,000    Continuing    Financial Trading
NCE          e prime, inc.     $700,000      Continuing    Financial Trading
NCE          e prime, inc.     $2,000,000    4/30/00       Gas Trading
NCE          e prime, inc.     $400,000      11/30/99      Gas Trading
NCE          e prime, inc.     $250,000      10/31/99      Gas Trading
NCE          e prime, inc.     $1,500,000    4/30/00       Power Trading
NCE          e prime, inc.     $1,500,000    9/01/99       Gas Trading
NCE          e prime, inc.     $2,000,000    Continuing    Gas and Power
                                                           Trading
NCE          e prime, inc.     $3,000,000    Continuing    Gas Trading
NCE          e prime, inc.     $2,500,000    6/30/00       Gas Trading
NCE          e prime, inc.     $500,000      6/30/00       Gas Trading
NCE          e prime, inc.     $5,000,000    Continuing    Financial Trading
NCE          e prime, inc.     $5,000,000    Continuing    Gas Trading
NCE          e prime, inc.     $5,000,000    Continuing    Financial Trading
NCE          e prime, inc.     $1,500,000    5/31/00       Gas and Power
                                                           Trading
NCE          e prime, inc.     $2,000,000    7/31/00       Power Trading
NCE          e prime, inc.     $5,000,000    Continuing    Financial Trading
NCE          e prime, inc.     $2,000,000    Continuing    Gas Trading
NCE          e prime, inc.     $2,000,000    Continuing    Gas Trading


e.) The amount and terms of any Short Term Debt issued by NCE and the Utility Subsidiaries during the Quarter.

     NCE borrows and repays short-term debt on an on-going basis. As of June 30, 1999 NCE had $33,875,000 in short-term debt outstanding at a cost of 5.75% and maturities ranging from May 6, 1999 to August 4, 1999.

f.) The amount and terms of any financings consummated by any Utility Subsidiaries that are not exempt under rule 52.

     On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of June 30, 1999, Cheyenne had $17,175,000 in short-term debt outstanding at a cost of 5.11%.


g.) The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under rule 52.

     1.) Certain inter-company notes are issued and repaid on an on-going basis. As of June 30, 1999 the following such inter-company notes were outstanding:

                                            Amount                  Interest
Lender               Borrower               Outstanding  Maturity   Rate
--------------------------------------------------------------------------------
NC Enterprises, Inc. e prime, inc.          $6,775,000   Open       5.11%

NCE                  New Century Services,  $36,825,000  Open       5.11%
                     Inc.

NCE                  NC Enterprises, Inc.   $20,550,000  Open       5.11%

e prime, inc.        Texas-Ohio Gas, Inc    $9,775,000   Open       5.11%

NC Enterprises, Inc. Natural Fuels          $2,700,000   Open       5.11%
                     Corporation

NC Enterprises, Inc. Planergy               $5,631,350   Open       5.11%

Quixx Corporation    NC Enterprises, Inc.   $3,940,000   Open       5.11%

Utility Engineering  NC Enterprises, Inc.   $8,350,000   Open       5.11%
Corporation

NCE Communications,  NC Enterprises, Inc.     $100,000     Open       5.11%
Inc.

New Century          NC Enterprises, Inc.     $670,000     Open       5.11%
Cadence, Inc.

h.) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

  Filing Entity               Date Filed           Securities Issued

Public Service Company of     June 2, 1999     Young Gas Storage Company
Colorado                                       Project Loan

Southwestern Public           June 30, 1999    Unsecured Notes Converted to
Service Company                                a Fixed Rate


i.) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in jurisdictional financing transactions during the quarter.

     The quarterly consolidated balance sheet of NCE as of June 30, 1999 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for June 30, 1999 (file number 1-12927).

     The following balance sheets as of June 30, 1999 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   NC Enterprises, Inc. and Subsidiaries
Exhibit 4 NC Enterprises, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 5 Balance Sheet of Natural Fuels Corporation filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 6 Balance Sheet of e prime, inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 7 Balance Sheet of e prime, inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 8 Balance Sheet of Texas-Ohio Gas, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 9 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 10 Balance Sheet of Quixx Corporation and Subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 11 Balance Sheet of Quixx Corporation - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 12 Balance Sheet of Utility Engineering Corporation and Subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 13 Balance Sheet of Utility Engineering Corporation - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 14 Balance Sheet of New Century Cadence, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 15 Balance Sheet of NCE Communications, Inc. filed under confidential treatment pursuant to Rule 104 (b).

                                          New Century Energies, Inc.


Dated:  August 31, 1999                   By: /s/ Nancy E. Felker
                                              -------------------
                                              Nancy E. Felker
                                              Assistant Treasurer



         CHEYENNE LIGHT FUEL AND POWER COMPANY                        Exhibit 1
                UNAUDITED BALANCE SHEET
                 (Thousands of Dollars)
                     June 30, 1999


                       ASSETS

 Property, plant and equipment, at cost:                               107,642
 Less:  accumulated depreciation                                       (34,125)
                                                                    ----------
        Total property, plant and equipment                             73,517
                                                                    ----------

 Investments, at cost:                                                       1
                                                                    ----------

 Current assets:
      Cash and temporary cash investments                                  460
      Accounts receivable                                                3,774
      Accrued unbilled revenues                                            776
      Recoverable purchased gas and electric energy costs - net            733
      Materials and supplies, at average cost                              666
      Gas in underground storage, at cost (LIFO)                           445
      Prepaid expenses and other                                           (29)
                                                                    ----------
        Total current assets                                             6,825
                                                                    ----------

 Deferred charges:
      Regulatory assets                                                    467
      Unamortized debt expense                                             600
      Other                                                                754
                                                                    ----------
        Total deferred charges                                           1,821
                                                                    ----------

      Total assets                                                      82,164
                                                                    ==========


               CAPITAL AND LIABILITIES

 Common stock                                                            3,000
 Retained earnings                                                      19,555
                                                                    ----------
      Total common equity                                               22,555
 Long-term debt                                                         29,000
                                                                    ----------
      Total capital                                                     51,555
                                                                    ----------

 Noncurrent liabilities                                                    801
                                                                    ----------

 Current liabilities:
      Notes payable and commercial paper                                17,175
      Accounts payable                                                   2,942
      Accounts payable to associated companies                             593
      Customers' deposits                                                  277
      Accrued taxes                                                         51
      Accrued interest                                                     401
      Current portion of accumulated deferred income taxes                (123)
      Other                                                                725
                                                                    ----------
        Total current liabilities                                       22,041
                                                                    ----------

 Deferred credits:
      Customers' advances for construction                                 839
      Unamortized investment tax credits                                 1,210
      Accumulated deferred income taxes                                  5,678
      Other                                                                 40
                                                                    ----------
        Total deferred credits                                           7,767
                                                                    ----------

      Total capital & liabilities                                       82,164
                                                                    ==========


                  NEW CENTURY SERVICES                               Exhibit 2
                UNAUDITED BALANCE SHEET
                 (Thousands of Dollars)
                     June 30, 1999


                       ASSETS

Property, plant and equipment, at cost                                    (118)
                                                                   -----------
Current assets:
  Cash and temporary cash investments                                      689
  Accounts receivable                                                   34,422
  Taxes receivable                                                         858
  Prepaid expenses and other                                            27,717
                                                                   -----------
   Total current assets                                                 63,686
                                                                   -----------

Deferred charges                                                         2,008
                                                                   -----------
  Total assets                                                          65,576
                                                                   ===========


               CAPITAL AND LIABILITIES

Common stock                                                                 1
Retained earnings (deficit)                                                (54)
                                                                   -----------
 Total capital                                                             (53)
                                                                   -----------
Current Liabilities
  Notes payable and commercial paper                                    37,325
  Accounts payable                                                       7,532
  Other                                                                 11,510
                                                                   -----------
   Total current liabilities                                            56,367
                                                                   -----------

Deferred credits:
  Accumulated deferred income taxes                                      3,715
  Other                                                                  5,547
                                                                   -----------
   Total deferred credits                                                9,262
                                                                   -----------
  Total capital & liabilities                                           65,576
                                                                   ===========


        NC ENTERPRISES, INC. AND SUBSIDIARIES                        Exhibit 3
         UNAUDITED CONSOLIDATED BALANCE SHEET
              (Thousands of Dollars)
                  June 30, 1999


                    ASSETS

Property, plant and equipment, at cost                                  55,922
Less: accumulated depreciation                                         (19,362)
                                                                   -----------
   Total property, plant and equipment                                  36,560
                                                                   -----------

Investments, at cost:
  Investments in unconsolidated subsidiaries                           340,142
  Other                                                                 49,274
                                                                   -----------
   Total investments                                                   389,416
                                                                   -----------

Current assets:
  Cash and temporary cash investments                                   24,983
  Accounts receivable                                                   48,058
  Accounts receivable from associated companies                         65,426
  Notes receivable from associated companies                             9,000
  Accrued taxes receivable                                              10,824
  Materials and supplies                                                 3,915
  Current portion of accumulated deferred income taxes                     436
  Prepaid expenses and other                                             5,459
                                                                   -----------
   Total current assets                                                168,101
                                                                   -----------
Deferred charges                                                        54,433
                                                                   -----------
  Total assets                                                         648,510
                                                                   ===========


            CAPITAL AND LIABILITIES

Common stock                                                           164,586
Retained earnings                                                       23,982
Accumulated other comprehensive income                                  (9,410)
                                                                   -----------
  Total common equity                                                  179,158
Long-term debt                                                          14,635
Notes payable to associated companies                                  332,976
                                                                   -----------
  Total capital                                                        526,769
                                                                   -----------
Noncurrent liabilities                                                     162
                                                                   -----------
Current liabilities:
  Long-term debt due within one year                                     1,326
  Accounts payable                                                      54,460
  Accounts payable to associated companies                              18,642
  Customers' deposits                                                      514
  Other                                                                 18,592
                                                                   -----------
   Total current liabilities                                            93,534
                                                                   -----------
Deferred credits:
  Accumulated deferred income taxes                                     22,694
  Other                                                                  5,351
                                                                   -----------
   Total deferred credits                                               28,045
                                                                   -----------
 Total capital & liabilities                                           648,510
                                                                   ===========